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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax

February 22, 2012

Re:	Illumina, Inc. Amendment No. 8 to Schedule TO filed on February 16, 2012 Filed by CKH Acquisition Corporation and Roche Holding Ltd File No. 5-60457

Peggy Kim
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Kim:

This letter responds to a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 21, 2012 (the “Comment Letter”) regarding the above-referenced filing by CKH Acquisition Corporation (the “Purchaser”) and Roche Holding Ltd (“Parent”), and the Schedule TO of Parent and the Purchaser filed on January 27, 2012 (the “Schedule TO”).

Set forth below is a response to the Staff’s comment set forth in the Comment Letter.

Source and Amount of Funds, page 19

1.      We note your response to comment one in our letter dated February 9, 2012.  Please confirm that ten business days will remain in the offer after the bidders have disclosed how they will finance the offer and advise us as to how the bidders intend to disseminate the revised information to security holders.

Parent and the Purchaser confirm that ten business days will remain in the Offer after the bidders have disclosed how they will finance the Offer.  Parent and the Purchaser intend to disseminate such information to security holders by filing the appropriate amendments to the Schedule TO to provide the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.
***

Parent and the Purchaser acknowledge that (1) Parent and the Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor the Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Marc O. Williams
Marc O. Williams